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                                                                 Exhibit (a)(33)
LAZARD FRERES & CO. LLC
       30 ROCKEFELLER PLAZA
       NEW YORK, N.Y. 10020
----------------------------------------------------
     TELEPHONE (212) 632-6000
     FACSIMILE (212) 632-6060
                                                    NEW YORK

                                                                   March 7, 1997

The Board of Directors
Conrail Inc.
2001 Market Street
Philadelphia, PA 19103

Dear Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of Common Stock, par value $1 per share ("Common Stock"), and of Series A ESOP Convertible Preferred Stock (such Preferred Stock together with the Common Stock is referred to as the "Shares") of Conrail Inc. (the "Company") of the consideration to be received in a series of transactions (collectively, the "Transactions") pursuant to the Agreement and Plan of Merger among the Company, CSX Corporation ("CSX") and Green Acquisition Corp. ("Tender Sub"), dated as of October 14, 1996, as amended as of November 5, 1996 and as of December 18, 1996 and as further amended as of March 7, 1997 (collectively the "Merger Agreement"). Pursuant to the Merger Agreement, on November 21, 1996, Tender Sub accepted for payment pursuant to an offer to purchase 19.9% of the outstanding Shares at a price of $110.00 per share net in cash. The terms of the Merger Agreement provide, among other things, that (i) Tender Sub will offer to purchase (the "Offer") and, if certain conditions are satisfied, accept for payment, each outstanding Share at a price of $115.00 per share net in cash (the "Offer Consideration") and (ii) following consummation of the Offer, subject to, among other things, the favorable required vote of holders of Shares (if necessary), pursuant to the Merger (as defined in the Merger Agreement), each remaining outstanding Share (other than Shares owned by the Company as treasury stock or owned by CSX, Tender Sub or any other subsidiary of CSX and other than Shares held by holders who properly exercise and perfect dissenter's rights, if any) will be converted into the right to receive $115.00 per share net in cash (the "Merger Consideration" and, together with the Offer Consideration, the "Consideration").

     In connection with the rendering of this opinion, we have:

          (i) Reviewed the terms and conditions of the Merger Agreement and the financial terms of the Transactions, all as set forth in the Merger Agreement, and the option agreement dated October 14, 1996 between Company and CSX (the "Option Agreement") pursuant to which CSX was granted the right to purchase shares of Common Stock (the "Option Shares");

          (ii) Analyzed certain historical business and financial information relating to the Company and CSX;

          (iii) Reviewed certain financial forecasts and other data provided to us by the Company and CSX relating to the businesses of the Company and CSX, respectively, including the most recent business plan for the Company prepared by the Company's senior management, in the form furnished to us;

          (iv) Conducted discussions with members of the senior managements of the Company and CSX with respect to the businesses and prospects of the Company and CSX, respectively, the strategic objectives of each and possible benefits which might be realized following the Merger;

          (v) Reviewed public information with respect to certain other companies in the lines of businesses we believe to be generally comparable in whole or in part to the businesses of the Company and CSX and reviewed the financial terms of certain other business combinations involving companies in lines of
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     businesses we believe to be generally comparable in whole or in part to the businesses of the Company and CSX that have recently been effected;

          (vi) Reviewed the historical stock prices and trading volumes of Common Stock and CSX Common Stock; and

          (vii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

     We have relied upon the accuracy and completeness of the foregoing financial and other information and have not assumed any responsibility for independent verification of such information or any independent valuation or appraisal of any of the assets of the Company or CSX nor have we been furnished with any such appraisals. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of managements of the Company and CSX as to the future financial performance of the Company and CSX, respectively. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

     Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In rendering our opinion, we have assumed that the Transactions will be consummated substantially on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by any party thereto. We were not requested to, and did not, solicit third party offers to acquire all or any part of the Company.

     We are acting as financial advisor to the Company's Board of Directors in connection with the Transactions and will receive fees for such services, a substantial portion of which fees are contingent upon the consummation of the Transactions. Our Firm has in the past provided and is currently providing investment banking and financial advisory services to the Company and has received customary fees for rendering such services. Our Firm has in the past also provided investment banking and financial advisory services to CSX and has received customary fees for rendering such services.

     Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors and our opinion is rendered in connection with its consideration of the Transactions. This opinion is not intended to and does not constitute a recommendation to any holder of Shares as to whether such holder should tender Shares pursuant to the Offer or vote to approve the Merger Agreement and the transactions contemplated thereby. It is understood that, except for inclusion of this letter in its entirety in a proxy statement or tender offer recommendation statement on Schedule 14D-9 from the Company to holders of Shares relating to the Transactions, this letter may not be disclosed or otherwise referred to without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction.

     As you know, on February 12, 1997, Norfolk Southern Corporation commenced a tender offer (the "NSC Offer") for all of the outstanding Shares at a price per Share of $115 net in cash. Counsel to the Company has advised the Company's Board of Directors that the fact that the NSC Offer is subject to, among other conditions, the termination of the Merger Agreement and that the Company is currently contractually prohibited from terminating the Merger Agreement pursuant to Section 4.2(b) thereof creates significant legal uncertainty relating to the consummation of the NSC Offer. Accordingly, at your request, in rendering our opinion, we did not address the relative merits of the Transactions, including said Section 4.2(b), the NSC Offer and any alternative potential transactions.

     Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Shares pursuant to the Offer and the Merger, when taken together, is fair to such holders (other than CSX, Tender Sub or any other subsidiary of CSX), from a financial point of view.

                                          Very truly yours,

                                          LAZARD FRERES & CO. LLC

                                          By:      /s/ J. ROBERT LOVEJOY
                                            ------------------------------------
                                                     Managing Director

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